UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              (Amendment No. 8)

                  Under the Securities Exchange Act of 1934

                            AVID TECHNOLOGY, INC.
                              ----------------
                               (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                        -----------------------------
                         (Title of Class of Securities)

                                  05367P100
                                  ----------
                                 (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                                --------------
                   (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                April 29, 2008
                                --------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 18


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                    Page 2 of 18


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,138,057**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,138,057**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,057**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               19.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                    Page 3 of 18


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,138,057**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,138,057**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,057**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               19.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                    Page 4 of 18


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,138,057**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,138,057**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,057**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               19.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                    Page 5 of 18


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,138,057**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,138,057**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,057**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               19.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                    Page 6 of 18


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               BLUM STRATEGIC PARTNERS III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     04-3809438
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,138,057**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,138,057**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,057**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               19.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                    Page 7 of 18


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,138,057**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,138,057**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,057**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               19.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                    Page 8 of 18


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,138,057**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,138,057**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,057**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               19.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                    Page 9 of 18


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       7,138,057**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  7,138,057**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,138,057**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               19.2%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                   Page 10 of 18


Item 1.  Security and Issuer
-----------------------------

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on March 15, 2007 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); Blum Strategic Partners III, L.P., a Delaware limited partnership ("Blum Strategic III")and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This amendment relates to shares of common stock, $.01 par value per share (the "Common Stock") of Avid Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is One Park West, Tewksbury, MA 01876.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously amended.


Item 2.  Identity and Background
---------------------------------

Item 2 is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                   Page 11 of 18


The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and  Managing Partner,
Managing Partner      Suite 400                Norway   Blum LP
& Director            San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Nadine F. Terman      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA      Partner, Chief
Partner, Chief        Suite 400                         Operating Officer,
Operating Officer,    San Francisco, CA 94133           General Counsel and
General Counsel and                                     Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA      Partner & Chief
Partner, Chief        Suite 400                         Financial Officer,
Financial Officer,    San Francisco, CA 94133           Blum LP
Assistant Secretary
& Director


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                   Page 12 of 18


Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic III whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA       President & Chairman,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and   Managing Partner,
Managing Member      Suite 400                 Norway    Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA       Partner,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA       Partner,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA       Partner,
Member               Suite 400                           Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA       Partner,
Member               Suite 400                           Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA       Partner,
Member               Suite 400                           Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA       Partner, Chief
Managing Member      Suite 400                           Operating Officer,
                     San Francisco, CA 94133             General Counsel and
                                                         Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA       Partner & Chief
Member               Suite 400                           Financial Officer,
                     San Francisco, CA 94133             Blum LP


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                   Page 13 of 18


Blum Strategic GP IV, L.L.C ("Blum GP IV") is a Delaware limited liability company whose principal business is acting as the general partner of Blum Strategic GP IV, L.P. ("Blum GP IV LP"), a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners IV, L.P. ("Blum Strategic IV"), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP IV and Blum GP IV LP is
909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                   Page 14 of 18


Saddlepoint GP is a Delaware limited liability company whose principal business is acting as the general partner of Saddlepoint Partners, L.P., a Delaware limited partnership ("Saddlepoint LP"), and Saddlepoint Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("Saddlepoint (Cayman) LP"). The principal business office address of Saddlepoint GP, Saddlepoint LP and Saddlepoint (Cayman) LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Blum LP is the managing member of Saddlepoint GP. RCBA Inc. is the sole general partner of Blum LP. The principal business office for Blum LP and RCBA Inc. and the names of the executive officers and directors of RCBA Inc. and their addresses, citizenship and principal occupations are disclosed above.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

Item 3 is hereby amended and restated in its entirety with the following:

The source of funds for the purchases of securities was the working capital of Blum LP's limited partnerships and investment advisory clients, the partnership for which Blum GP III LP serves as the sole general partner, the partnership for which Blum GP IV LP serves as the sole general partner, and the partnerships for which Saddlepoint GP serves as the general partner.


Item 4.  Purpose of Transaction
--------------------------------

Item 4 is hereby amended and restated in its entirety with the following:



                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                   Page 15 of 18


On April 30, 2008 Blum Strategic IV filed a Notification and Report Form (the "April 2008 HSR Notification") under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), with respect to the intended acquisition by Blum Strategic IV of additional shares of Common Stock. Upon the expiration or termination of the applicable waiting period under the HSR Act, Blum Strategic IV may acquire additional shares of Common Stock that result in the aggregate value of all shares of Common Stock held by Blum Strategic IV after such acquisitions to exceed $63.1 million but be less than $126.2 million. With respect to each of the foregoing sentences of this paragraph, any such value would be determined pursuant to the HSR Act by using the lowest closing quotation or closing bid price during the 45 calendar days immediately prior to April 30, 2008.

Subject to the expiration or termination of the applicable waiting period under the HSR Act with respect to the April 2008 HSR Notification, each as described above, the Reporting Persons may periodically acquire additional shares of Common Stock. The purpose of any such acquisitions of the Common Stock would be for investment, and any such acquisitions of the Common Stock would be made in the ordinary course of business and not for the purpose of acquiring control of the Issuer.

Other than the April 2008 HSR Notification described above, no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by such persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

John Park, who is an executive officer or managing member of each of the Reporting Persons, is a member of the Board of Directors of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                   Page 16 of 18


Item 5.  Interest in Securities of the Issuer
----------------------------------------------

(a), (b) According to the Issuer's Form DEF 14A filed with the Commission on April 7, 2008, there were 37,241,822 shares of Common Stock issued and outstanding as of March 25, 2008. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 2,257,402 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor, which represents 6.1% of the outstanding shares of the Common Stock; (ii) 4,100,000 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 11.0% of the outstanding shares of the Common Stock; (iii) 278,615 shares of the Common Stock held by Blum GP IV which serves as general partner of Blum GP IV LP which, in turn, serves as the general partner of Blum Strategic IV, which represents 0.7% of the outstanding shares of the Common Stock; (iv) 329,840 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.9% of the outstanding shares of the Common Stock; and (v) 86,100 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.2% of the outstanding shares of the Common Stock and 86,100 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.2% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP III, Blum GP IV and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 7,138,057 shares of the Common Stock, which is 19.2% of the outstanding Common Stock.
As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP III, Blum GP III LP, Blum GP IV, Blum GP IV LP and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum LP, Blum GP III LP, Blum GP III, Blum GP IV, Blum GP IV LP or Saddlepoint GP.


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                   Page 17 of 18


c) Since the most recent filing of Schedule 13D, the Reporting Persons purchased the following number of shares of Common Stock in the open market:


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------

For Blum Strategic IV for          04-29-2008     2,000        20.4400
which Blum GP IV LP                04-29-2008    30,000        20.7497
serves as the general partner      04-30-2008     6,200        20.7500
and for Blum GP IV which           04-30-2008   240,415        20.9361
serves as the general
partner for Blum GP IV LP


(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

There have been no changes to Item 6 since the initial Schedule 13D filed on April 24, 2006.


Item 7.  Material to be Filed as Exhibits
------------------------------------------

Exhibit A - Joint Filing Undertaking


                                  * * * * *



CUSIP NO. 05367P100              SCHEDULE 13D                   Page 18 of 18


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 1, 2008


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       ----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    --------------------------------      ----------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Managing Member


BLUM STRATEGIC PARTNERS III, L.P.     BLUM STRATEGIC GP IV, L.L.C.
By:  Blum Strategic GP III, L.P.,
     its General Partner
By:  Blum Strategic GP III, L.L.C.
     its General Partner

By:  /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
     ---------------------------           ------------------------------
     Gregory D. Hitchan,                    Gregory D. Hitchan
     Managing Member                        Managing Member


BLUM STRATEGIC GP IV, L.P.            SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP IV, L.L.C.     By:  Blum Capital Partners, L.P.
     its General Partner                   its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    ----------------------------          -------------------------------
     Gregory D. Hitchan,                    Gregory D. Hitchan
     Managing Member                        Partner, Chief Operating Officer,
                                            General Counsel and Secretary


                                  * * * * *
CUSIP NO. 05367P100              SCHEDULE 13D                      Page 1 of 1


                                  Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  May 1, 2008


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       ----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    --------------------------------      ----------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Managing Member


BLUM STRATEGIC PARTNERS III, L.P.     BLUM STRATEGIC GP IV, L.L.C.
By:  Blum Strategic GP III, L.P.,
     its General Partner
By:  Blum Strategic GP III, L.L.C.
     its General Partner

By:  /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
     ---------------------------           ------------------------------
     Gregory D. Hitchan,                    Gregory D. Hitchan
     Managing Member                        Managing Member


BLUM STRATEGIC GP IV, L.P.            SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP IV, L.L.C.     By:  Blum Capital Partners, L.P.
     its General Partner                   its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    ----------------------------          -------------------------------
     Gregory D. Hitchan,                    Gregory D. Hitchan
     Managing Member                        Partner, Chief Operating Officer,
                                            General Counsel and Secretary